KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Yukon-Nevada Gold Corp.

On March 20, 2008, we reported on the consolidated balance sheets of Yukon-Nevada Gold Corp. ("the Company") as at December 31, 2007 and 2006 and the consolidated statements of operations, deficit, comprehensive loss and cash flows for each of the years then ended which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Vancouver, Canada

September 24, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below.

The impact of US GAAP on the consolidated statement of operations is as follows:

	December 31,	December 31,
In thousands	2007	2006

Net loss under Canadian GAAP	$(1,899)	$(1,189)
Write-off of exploration mineral property costs (i)	(23,629)	(6,862)
Premium received on flow-through shares (ii)	3,897	1,022

Net loss under US GAAP	(21,631)	(7,029)

Other comprehensive income – foreign exchange
adjustment	2,599	(316)

Comprehensive income	$(19,032)	$(7,345)

Loss per share under US GAAP – basic and diluted	$(0.18)	$(0.13)

The impact of US GAAP on the consolidated balance sheet is as follows:

	December 31,	December 31,
In thousands	2007	2006

Assets under Canadian GAAP	$296,167	$31,912
Opening adjustment to mineral property costs (i)	(11,737)	(5,068)
Write-off of exploration mineral property costs (i)	(23,629)	(6,669)

Assets under US GAAP	$260,801	$20,175

Liabilities under Canadian GAAP	$90,323	6,316
Opening adjustment to future income tax liabilities (ii)	(557)	1,022
Recognition of future income tax asset due to write-off of
exploration mineral property costs (i)	(2,278)	–
Net premium received on flow-through shares (ii)	1,031	597
Reversal of future income tax liability arising from renunciation
under Canadian GAAP (ii)	(3,902)	(2,176)

Liabilities under US GAAP	$84,617	$5,759

Shareholders’ equity under Canadian GAAP	$205,844	$25,596
Opening adjustments to record the write-off of mineral property
costs and premium on flow-through shares	(11,180)	(6,090)
Write-off of exploration mineral property costs (i)	(23,629)	(6,862)
Recognition of future income tax asset due to write-off of
exploration mineral property costs (i)	2,278	–
Recognition of future income tax asset due to write-off of
exploration mineral property costs (i)	1,619	1,022
Reversal of future income tax liability arising from renunciation
under Canadian GAAP (ii)	3,902	2,176
Premium received on flow-through shares (ii)	(2,650)	(1,619)
Foreign exchange translation adjustment	–	193

Shareholders’ equity under US GAAP	$176,184	$14,416

The components of Shareholders' equity under US GAAP would be as follows:

	December 31,	December 31,
In thousands	2007	2006

Share capital	$185,507	$31,560
Warrants	20,603	687
Contributed surplus	8,092	1,155
Accumulated other comprehensive income	2,264	(335)
Deficit	(40,282)	(18,651)
Total Shareholders’ equity	$176,184	$14,416

The impact of US GAAP on the consolidated statements of cash flows is as follows:

	December 31,	December 31,
In thousands	2007	2006

Cash used in operating activities under Canadian GAAP	$(11,768)	$(702)
Write-off of exploration mineral property costs (i)	(23,629)	(6,559)
Cash used in operating activities under US GAAP	(35,397)	(7,261)

Cash used in investing activities under Canadian GAAP	(33,231)	(8,883)
Write-off of exploration mineral property costs (i)	23,629	6,559
Cash used in investing activities under US GAAP	$(9,602)	$(2,324)

Under US GAAP there would be no subtotal to the cashflow from operations in the cashflow statement.

(i)	Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an ore body and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven and probable reserves of the mine and the applicable portion of resources expected to ultimately be mined. This additional depletion and exploration expense is recognized in the statement of operations under US GAAP. For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operating activities under US GAAP.

(ii)	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is deducted from share capital. Under US GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

(iii)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 109, Income taxes for US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2007, there were no differences between enacted and substantially enacted rates. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

Due to the treatment of exploration costs under US GAAP described in note 1 above, there would be a larger tax benefit arising under US GAAP when compared to Canadian GAAP. With respect to the Canadian operations, any future tax assets arising are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. For the US operations, an additional future income tax asset of $2.3 million has been recognized and offset against the future income tax liability.

(iv)	Accounting for uncertainty in income taxes

The Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) effective January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize on adoption only those tax positions that are "more-likely-than-not" (50% or greater) of being sustained on audit, based on the technical merits of the position. Additionally, this standard provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48.

Based on this review, the provisions of FIN 48 did not have a material impact on the Company's annual consolidated financial statements. The Company has elected to apply the provisions of FIN 48 in assessing their uncertain tax positions under Canadian GAAP as well, removing any differences that would arise with US GAAP.

(v)	Impact of Recent US Accounting Pronouncements

Recently issued US accounting pronouncements are outlined below.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or its statement of operations.

In February 2007, the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and its statement of operations.

In December 2007, the FASB released SFAS 141-R, Business Combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company will assess the impact of this standard for Business Combinations occurring after January 1, 2009.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

The Securities and Exchange Commission ("SEC") and FASB have issued recent interpretations for US GAAP that suggest warrants with an exercise price that is different from the entity's functional currency cannot be classified as equity. On June 12, the EITF reached final consensus on the application of EITF 00-19,

Determining Whether and Instrument (or an Embedded Feature) is Indexed to an Entity's Own Stock, to foreign currency denominated warrants and the decision was approved by the FASB. The EITF is applicable for years beginning after December 15, 2008 and will be treated as a change in accounting principle through prospective application. As the Company's functional currency is the US dollar, upon adoption of this abstract the issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars will be treated as derivative instruments and recorded as liabilities under US GAAP and changes in fair value will be calculated at each reporting period. Any gain or loss arising from this revaluation will be recorded in the statement of operations.